Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	Email: djs@slgseclaw.com
San Diego, California 92101	Web: www.slgseclaw.com

September 5, 2014

David Link
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Blackcraft Cult, Inc.
Amendment No. 2 to Current Report on Form 8-K
Filed July 29, 2014
File No. 000-54898

Dear Mr. Link,

This correspondence is in response to your letter dated August 11, 2014 in reference to our filing of the Amendment No. 2 to Current Report on Form 8-K filed on July 29, 2014 on behalf of Blackcraft Cult, Inc. (the “Company”), your file number 000-54898.

We have keyed our responses to your comment items in their original numeric order.

General Business Development, page 4

1. We note your response to comment 2 that states you were in preliminary discussions with the public company in January 2014. Please tell us who participated in these discussions for the public company, as requested in comment 3, and clarify the timing and nature of these discussions.

Response:  Steven Subick, management of the public company, and Donald Stoecklein, counsel for the public company, participated in the preliminary discussions for the public company on approximately January 20, 2014 to enter into a mutually beneficial strategic alliance. The nature of the discussions involved BEI loaning the public company funds to continue its operations while at the same time opening dialogue on how the public company and BEI could form a mutually beneficial relationship. Subsequent to the January 20, 2014 discussions the parties continued to discuss nomination of some of the BEI management to the Board of the public company. As a result of the discussions BEI agreed to fund, and actually funded, the public company capital to be utilized to cover ongoing expenses and payoff debt incurred as a result of going public in the prior year. These funds allowed the public company to maintain its reporting obligations while at the same time continuing discussions relative to the ultimate relationship between BEI and the public company.

Blackcraft Cult, Inc.
September 5, 2014

Liquidity and Capital Resources, page 22

2. We note your revisions in response to prior comment 11. Please revise further to address clearly how you intend to address your funding needs, given your available cash on hand, revenues and business plan.

Response:  The Company has revised its disclosure to address how they intend to address their funding needs, given their available cash on hand, revenues and business plan as follows:

Given our cash on hand, revenues and business plan, we anticipate obtaining additional financing to fund our business expansion through common stock offerings, to the extent available.

Transactions with Related Persons, page 31

3. We reissue prior comment 12. Clarify the ownership interests and other relationships between Robert Schubenski and James Somers and BEI prior to the merger. We note you continue to disclose that BEI is owned and controlled by officers and directors of the Company.

Response:  The Company has revised this section as follows:

On January 24, 2014, we entered into a revolving credit line with BEI for up to $400,000. The unsecured line of credit bears interest at 2% per annum with principal and interest due on January 24, 2016. During the month ended January 31, 2014, BEI loaned a total of $124,000 to the Company. On January 24, 2014, BEI was owned and controlled by Robert Schubenski (holder of 74,175,258 shares of common stock or 50% of BEI) and James Somers (holder of 74,175,258 shares of common stock or 50% of BEI). As a result of the Company acquiring BEI, the balance of the loan and any interest was recorded to additional paid-in capital in the first quarter ended March 31, 2014 financial statements and the balance of the loan is $0.

Promoters and Certain Control Persons, page 31

4. We reissue prior comment 14. Robert Schubenski and James Somers do not appear to be the founders of Blackcraft Cult Inc. as formed in April 2011. It remains unclear who were the promoters of Blackcraft Cult Inc. Please revise or advise.

Response:  The Company revised this section as follows:

Other than the founder, Steven Subick, we did not have any promoters at any time since inception.

Recent Sales of Unregistered Securities, page 33

5. Please provide an expanded response to prior comment 16 that addresses all of the shareholders of BEI prior to the March 27, 2014 merger who were issued shares in Blackcraft Cult Inc. pursuant to the Merger Agreement and clarify how you concluded that the access to files and records was a sufficient basis to determine that the recipients of the securities had such knowledge and experience in your financial and business matters that they were capable of evaluating the merits and risks of the investment.

Blackcraft Cult, Inc.
September 5, 2014
Page

Response:  All of the five (5) accredited investors (verified as accredited prior to the merger) owning 100% of BEI prior to the March 27, 2014 merger were provided access to files and records of the Company that contained the relevant information needed to make their investment decision, which information included, but was not limited to the Company’s SEC Reports.

Additionally, BEI, which was 100% owned by the five (5) accredited investors, was the acquiring private financial entity in the merger, thus the relevant information being relied upon in the merger, which resulted in the share issuance in the merger, was provided by the shareholders.

Financial Statements
Note 2. Pro-Forma Adjustments, page 50

6. Provide a separate note for the income tax adjustment that explains clearly the nature of the adjustment and how it was calculated. Please also disclose and tell us how you determined the pro forma effective income tax rate and explain why you did not use the statutory rate.

Response:  See additional disclosure in Note 2.

7. We note you have not fully responded to our prior comment 18 in our letter dated June 20, 2014, so we are partially reissuing it. Please clearly label all pro forma adjustments to common stock, additional paid-in-capital, and retained earnings. If any individual amount of adjustment aggregates or nets multiple items, please provide the individual items and explanation of each item in a note.

Response:  See additional disclosure in Note 2.

8. Pro forma adjustment (2) discloses that 620,000 shares were issued for cash of $124,000. On page 47 you disclose BEI sold a total of 620,000 shares of common stock for a total of $155,000. Please clarify or revise the disclosure.

Response:  See amended note 1 to correct the disclosure to $124,000.

Amendment No. 1 to Form 10-Q for the three months ended March 31, 2014
Balance Sheets, page 3

9. We note your response to our prior comment 20 in our letter dated June 20, 2014 and partially reissue this comment. It would appear to us since the reverse recapitalization was completed on March 27, 2014 that majority of the earnings relate to the period before the entity became a taxable entity. As such, please revise as necessary such that the retained earnings balance as of March 31, 2014 includes only the earnings accumulated since the entity became a taxable entity or clarify why this reclassification is not necessary. Additionally, please make any necessary changes to the statement of stockholders’ equity (deficit) on page 5.

Response:  We agree with your comment and have effected the change in our June 30, 2014 10-Q.  We feel that the adjustment was immaterial to the overall financial statements for the March 31, 2014 due to the impact only on the balance sheet within the stockholder’s equity section.  We request to leave the March 31, 2014 as it was filed and correct it on future filings.

Blackcraft Cult, Inc.
September 5, 2014

10. Please also explain to us the nature of the $320,754 adjustment to Accumulated Deficit that is described as a recapitalization adjustment.

Response:  The adjustments to accumulated deficit was made so the additional paid in capital was $0 instead of a negative number.  However, this was corrected in the June 30, 2014 10-Q filing to leave the recapitalization adjustment within additional paid in capital so that the retained earnings figure is properly stated.  We request to leave the March 31, 2014 as it was filed and correct it on future filings.

In connection with the response to your comments, Blackcraft Cult, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP